SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from _____ to _____

COMMISSION FILE NUMBER: 000-29472

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMKOR TECHNOLOGY, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMKOR TECHNOLOGY, INC.

1900 SOUTH PRICE ROAD
CHANDLER, AZ 85248

AMKOR TECHNOLOGY, INC. 401(K) PLAN

Financial Statements and Supplemental Schedule
as of and for the years ended December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Amkor Technology, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Amkor Technology, Inc. 401(k) Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP Phoenix, Arizona June 27, 2005

AMKOR TECHNOLOGY, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments at fair value (Note 6):
Cash	$33,943,014	$—
Money market account	—	206,398
Amkor Technology, Inc. common stock	4,154,430	4,904,681
Shares of mutual funds	9,034,038	36,221,566
Investment in commingled pool	3,214,441	2,767,669
Loans receivable — participants	765,332	672,635

Total investments	51,111,255	44,772,949

Total assets	51,111,255	44,772,949

Net assets available for benefits	$51,111,255	$44,772,949

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Interest and dividends	$1,285,373	$853,267
Net appreciation in fair value of investments	12,597	10,828,036
Interest on participant loans	46,556	47,299

	1,344,526	11,728,602

Contributions:
Participants	4,105,875	3,414,679
Employer	2,171,730	1,827,420
Rollovers from other plans	716,085	518,630
Transfer from acquired plan	1,886,210	—

	8,879,900	5,760,729

Total additions	10,224,426	17,489,331

DEDUCTIONS:
Benefits paid to participants	(3,813,863)	(5,464,845)
Administrative expenses	(72,257)	(50,029)

Total deductions	(3,886,120)	(5,514,874)

Net increase	6,338,306	11,974,457

Net assets available for benefits:
Beginning of year	44,772,949	32,798,492

End of year	$51,111,255	$44,772,949

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF THE PLAN

The following description of the Amkor Technology, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Amkor Technology, Inc. (the “Employer” or “Company”) on the first day of employment. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “IRC”) (see Note 5) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

Under ERISA, the Employer is the designated administrator of the Plan and has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan (excluding the authority and responsibility to invest, manage and control the assets of the Plan specifically allocated to the trustee). The Employer has contracted with Fidelity Management Trust Company (“Fidelity Trust”) and its affiliates to maintain participants’ Plan accounts, to provide certain other recordkeeping and administrative services and to act as the Plan’s trustee. During December 2004, the Employer changed from Fidelity Trust to Vanguard Fiduciary Trust Company (“Vanguard”) to provide these services (see Note 8).

The Employer has paid certain expenses incurred in the administration of the Plan. Such expenses are primarily comprised of legal, accounting and auditing fees.

Contributions

Participants may elect to defer up to 60% of their eligible compensation (as defined in the Plan) each year, subject to IRC limits. Participants may also contribute amounts representing eligible distributions from other qualified plans. Participant contributions are recognized in the period during which the Employer makes the respective payroll deduction.

Each plan year, the Employer contributes non-discretionary matching deferral contributions in an amount equal to 75% of each participant’s deferral contributions to the Plan, not to exceed $6,000. Plan participants must complete one year of service to be eligible for Employer matching contributions. The Employer may also make annual discretionary matching contributions, if any, to be determined annually based on a percentage of eligible participants’ deferral contributions. Employer contributions are recognized as matched by the Employer with the employee contributions.

Salary deferral agreements shall be made, terminated, or changed according to procedures and limitations set up by the Plan administrator and the Plan document. Participants may designate the percentage of their total contribution, including the Company’s matching portion, to be invested in any of the funds in which the Plan invests. Participants can change investment elections and contributions percentages at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Employer matching contributions, any qualified rollover contributions and allocations of Plan earnings or losses and administrative expenses, if applicable. Allocations of Plan earnings or losses are based on participant account balances. The benefit to which a participant is entitled is the balance of the participant’s vested account.

Withdrawals

While employed with the Company, the participant must reach the age of 59 1/2 to withdraw Employer matching contributions. Participant contributions may be withdrawn at age 59 1/2; earlier withdrawals will be subject to an additional 10% tax unless such withdrawals are made due to death, disability, severance of employment after age 55, or a financial hardship as determined by the IRS.

AMKOR TECHNOLOGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Vesting

Participants are immediately vested in their contributions plus actual earnings (if any) thereon. Vesting in the Employer’s matching contributions plus actual earnings (if any) thereon, is based on participants’ years of credited service. A participant is 34% vested after one year of credited service, 67% vested after two years of credited service and 100% vested after three years of credited service. Active participants will become fully vested in the Employer’s matching contribution portion of their accounts if they reach normal retirement age (age 59), become disabled (as defined in the plan), or die.

Forfeitures

Forfeitures occur when a participant who is not 100% vested in Employer discretionary contributions elects to withdraw from the Plan. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $83,941 and $44,072 respectively, and are available to reduce the Employer’s cost of future matching contributions or pay Plan administrative expenses. In 2004, the Employer did not use forfeited nonvested accounts to reduce its matching contributions and used $61,724 of the forfeited nonvested accounts to pay administrative expenses. In 2003, the Employer used $100,301 of forfeited nonvested accounts to reduce its matching contributions.

Rollovers

Participants are allowed to roll over balances from other qualified plans into the Plan. During 2004 the Employer acquired Unitive, Inc. (“Unitive”) which had its own defined contribution plan. In September 2004, the Unitive defined contribution plan was merged into the Plan resulting in a rollover contribution of $1,886,210.

Payment of Benefits

On termination of service, a participant may generally elect to leave his or her account balance in the Plan, or receive a lump-sum distribution of his or her vested account balance. If a terminated participant’s vested account balance is $5,000 or less, a lump sum distribution of the participant’s vested account balance will be made automatically.

Investment Options

Assets of the Plan are held by Fidelity Trust and are invested in the investment options available under the Plan based on instructions received from Plan participants. The Plan offers a number of options for the investment of participants’ Plan accounts, including various mutual funds, an open-ended commingled pool sponsored by Fidelity Trust, a money market account, and Employer common stock.

Administrative Expenses

The Plan’s administrative expenses are payable from Plan assets unless paid by the Employer, as provided by the Plan document. During 2004 and 2003, administrative expenses paid from Plan assets amounted to $72,257 and $50,029, respectively, and those paid by the Employer amounted to approximately $40,000 and $43,450, respectively.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with general accepted accounting principles.

AMKOR TECHNOLOGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the last business day of the year. Shares of Company common stock are valued at quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the open-ended commingled pool are stated at estimated fair values, which have been determined based on the unit value of the pool. Unit values are determined by Fidelity Trust by dividing the pool’s net assets at fair value by the number of units outstanding at the valuation date. Participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on sale of investments is based on average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

As described in Note 1, the Plan provides for various investment options such as mutual funds, an open-ended commingled pool sponsored by Fidelity Trust, a money market account, and Employer common stock. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of certain investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid. No amounts are owed at December 31, 2004 and 2003 to participants who have elected to withdraw from the Plan, but have not been paid.

3. PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less their highest outstanding loan balance during the prior 12 months) or 50% of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market rates. Outstanding loans at December 31, 2004 carry interest rates ranging from 5% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions. Loans are payable in full upon a participant’s termination of employment.

4. PLAN TERMINATION

Although it has not expressed any interest to do so, the Employer has the right to terminate or modify the Plan at any time and for any reason subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. TAX STATUS

The Plan obtained its latest determination letter dated October 9, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan continues to be designed and is being operated in compliance with the applicable requirements of the IRC in order to maintain its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

AMKOR TECHNOLOGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

6. INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets as of December 31, 2004 and 2003 are separately identified as follows:

	2004	2003
Cash – Interest Bearing	$33,943,014	$—
Fidelity Managed Income Portfolio	3,214,441	2,767,669
Fidelity Low Priced Stock Fund	6,054,605	4,309,461
Fidelity Dividend Growth Fund	—	5,679,506
Fidelity Equity Income Fund	—	2,762,341
Fidelity Freedom Funds	—	3,795,513
Spartan U.S. Equity Index Fund	—	3,455,952
Amkor Technology, Inc. Common Stock	4,154,430	4,904,681
Fidelity Investment Grade Bond Fund	—	5,638,502
Fidelity Mid Cap Stock Fund	—	3,245,057

For the years ended December 31, 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows:

	2004	2003
Amkor Technology, Inc. common stock	$(3,080,223)	$4,952,685
Mutual funds and investment in commingled pool	3,092,820	5,875,351

	$12,597	$10,828,036

7. RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity Trust, the Plan’s trustee and, therefore, these transactions qualify as party-in-interest. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of the party-in-interest transactions under ERISA.

During 2004 and 2003, the Plan paid $72,257 and $50,029, respectively to Fidelity Trust for administrative expenses.

As allowed by the Plan, participants may elect to invest a portion of their accounts in shares of the Employer’s common stock. The Employer’s common stock is traded in the open market. In 2004, participants purchased 625,354 shares at a cost of $4,061,586 and sold 273,813 shares with a market value of $1,731,614. During 2003, participants purchased 168,133 shares at a cost of $1,525,092 and sold 265,723 shares with a market value of $3,324,629

8. CHANGE IN SERVICE PROVIDERS

In December 2004, the Employer changed service providers related to the recordkeeping, maintenance of participant accounts, administration services and to act as the Plan’s trustee from Fidelity Trust to Vanguard. In order to accomplish this transition from Fidelity Trust to Vanguard the Employer performed the following:

•	A “blackout” period was established on December 15, 2004 to temporarily suspend changes in participant accounts held by Fidelity Trust while the change in service providers took place;

•	Participant account balances which held assets in investments not available from Vanguard were liquidated on December 31, 2004 and reinvested in similar investment options on January 3, 2005;

•	All other investment options were re-registered with Vanguard; and

•	On January 19, 2005 the “blackout” period was lifted and participants could access their accounts held by Vanguard.

AMKOR TECHNOLOGY, INC. 401(K) PLAN

SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) ***
DECEMBER 31, 2004

			CURRENT
IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT	COST**	VALUE
Cash	Cash – Interest Bearing		$33,943,014
Neuberger & Berman Genesis Trust	Mutual Fund – Stock Fund		2,329,314
Amkor Technology, Inc.*	Common stock of the Plan’s sponsor		4,154,430
Participant loans*	Loans, interest rates 5% – 10.5%		765,332
Fidelity Low Priced Stock*	Mutual Fund – Stock Fund		6,054,605
Brandy Wine Blue Fund	Mutual Fund – Stock Fund		650,119
Fidelity Managed Income Portfolio*	Commingled Pool		3,214,441
			$51,111,255

*	Represents a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed therefore disclosure of cost is not required.

***	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last business day of the Plan’s fiscal year or acquired at any time during the Plan fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

Refer to the Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Amkor Technology, Inc., 401(k) Plan
Date: June 28, 2005	By:	/s/ Kenneth T. Joyce
		Name:	Kenneth T. Joyce
		Title:	Chief Financial Officer
Amkor Technology, Inc.